SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2011
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Shinhan Financial Group 2011 1Q Operating Results
     On May 4, 2011, Shinhan Financial Group held an earning release conference for 2011 1Q, which was also aired through a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).
     The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the reviewing process.
1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

				QoQ		YoY
				Change		Change
Item		1Q 2011	4Q 2010	(%)	1Q 2010	(%)
Revenue*	Specified Quarter	8,696,471	7,534,774	15.42	8,955,667	-2.89
	Cumulative	8,696,471	34,027,182	—	—	—
Operating Income	Specified Quarter	1,257,227	550,280	128.47	1,263,757	-0.52
	Cumulative	1,257,227	3,414,483	—	—	—
Income before Income Taxes	Specified Quarter	1,270,051	557,362	127.87	1,265,499	0.36
	Cumulative	1,270,051	3,429,805	—	—	—
Net Income**	Specified Quarter	924,320	585,403	57.89	917,506	0.74
	Cumulative	924,320	2,684,589	—	—	—

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

				QoQ		YoY
				Change		Change
Item		1Q 2011	4Q 2010	(%)	1Q 2010	(%)
Revenue*	Specified Quarter	5,591,704	4,700,042	18.97	6,401,943	-12.66
	Cumulative	5,591,704	23,340,146	—	—	—
Operating Income	Specified Quarter	818,503	256,740	218.81	847,848	-3.46
	Cumulative	818,503	2,037,926	—	—	—
Income before Income Taxes	Specified Quarter	828,227	260,750	217.63	850,489	-2.62
	Cumulative	828,227	2,050,434	—	—	—
Net Income**	Specified Quarter	647,128	221,268	192.46	656,353	-1.41
	Cumulative	647,128	1,670,049	—	—	—

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.
3. Operating Results of Shinhan Card (consolidated)

(KRW million)

				QoQ		YoY
				Change		Change
Item		1Q 2011	4Q 2010	(%)	1Q 2010	(%)
Revenue*	Specified Quarter	1,121,304	997,513	12.41	1,149,203	-2.43
	Cumulative	1,121,304	4,263,974	—	—	—
Operating Income	Specified Quarter	315,398	224,553	40.46	286,198	10.20
	Cumulative	315,398	1,033,355	—	—	—
Income before Income Taxes	Specified Quarter	315,398	224,527	40.47	286,064	10.25
	Cumulative	315,398	1,033,101	—	—	—
Net Income**	Specified Quarter	249,361	370,566	-32.71	223,657	11.49
	Cumulative	249,361	990,393	—	—	—

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
/s/ Jung Kee Min
Name:	Jung Kee Min
Title:	Chief Financial Officer

Date: May 4, 2011